Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 23, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                 No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       News release dated December 15, 2004 entitled “ VODAFONE ADDS HONG KONG’S SMARTONE TO PARTNER NETWORK COMMUNITY”

2.                                       News release dated December 16, 2004 entitled “VODAFONE EXTENDS FERRARI SPONSORSHIP FOR A FURTHER TWO YEARS 2005 - 2006”

3.                                       Stock Exchange Announcement dated December 1, 2004

4.                                       Stock Exchange Announcement dated December 2, 2004

5.                                       Stock Exchange Announcement dated December 3, 2004

6.                                       Stock Exchange Announcement dated December 7, 2004

7.                                       Stock Exchange Announcement dated December 8, 2004

8.                                       Stock Exchange Announcement dated December 9, 2004

9.                                       Stock Exchange Announcement dated December 10, 2004

10.                                 Stock Exchange Announcement dated December 13, 2004

11.                                 Stock Exchange Announcement dated December 14, 2004

12.                                 Stock Exchange Announcement dated December 14, 2004

13.                                 Stock Exchange Announcement dated December 14, 2004

14.                                 Stock Exchange Announcement dated December 15, 2004

15.                                 Stock Exchange Announcement dated December 16, 2004

16.                                 Stock Exchange Announcement dated December 17, 2004

17.                                 Stock Exchange Announcement dated December 17, 2004

18.                                 Stock Exchange Announcement dated December 20, 2004

19.                                 Stock Exchange Announcement dated December 21, 2004

20.                                 Stock Exchange Announcement dated December 22, 2004

21.                                 Stock Exchange Announcement dated December 24, 2004

22.                                 Stock Exchange Announcement dated December 24, 2004

15 December 2004

VODAFONE ADDS HONG KONG’S SMARTONE TO PARTNER NETWORK COMMUNITY

Vodafone today announces the signing of a new Partner Network Agreement, making SmarTone Vodafone’s exclusive partner in Hong Kong.

The mutually beneficial partnership brings together two well-recognised brands; Vodafone, the world’s leading mobile operator, and SmarTone, Hong Kong’s leading mobile operator in multimedia services.  SmarTone will re-brand its business to SmarTone-Vodafone, enabling the Vodafone brand to be introduced into the significant Hong Kong mobile market.  Under the terms of the agreement, both companies will co-operate in developing and offering products and services, through the SmarTone-Vodafone brand, to international travellers and domestic customers.

As a Partner Network, SmarTone-Vodafone will offer Vodafone and its partners’ customers seamless access to Vodafone’s international mobile services whilst travelling in Hong Kong. SmarTone customers will enjoy the benefits of Vodafone’s roaming services across its extensive global footprint.

Brian Clark, Chief Executive Asia Pacific, Vodafone, said: “Our partnering with SmarTone is another significant step towards bringing our customers the key benefits of the Vodafone brand and services in the Asia-Pacific region.  It also clearly demonstrates how Vodafone is leveraging its global scale and scope to strengthen our international brand profile and use of global services, creating new sources of revenue for us and our partners.”

“We are delighted about our partnership with Vodafone as we move from strength to strength in delivering even greater value to both our customers and shareholders,” said Douglas Li, Chief Executive Officer of SmarTone. “Together with Vodafone’s leading position in mobile communications and its unmatched global footprint, we will be able to develop and offer enhanced and richer products and services with a shorter time-to-market and greater cost efficiency. This sharpens our competitive edge and further strengthens our brand in the market.”

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in fourteen Partner Network countries: Austria, Bahrain, Croatia, Cyprus, Denmark, Estonia, Finland, Hong Kong, Iceland, Kuwait, Lithuania, Luxembourg, Singapore and Slovenia.

- ends -

For further information:

Vodafone Group

Investor Relations Charles Butterworth Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Emma Conlon Tel: +44 (0) 1635 673310

Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 14 countries, with a proportionate customer base of over 146 million.

For more information, please visit www.vodafone.com

About SmarTone

SmarTone is Hong Kong’s leading mobile operator in multimedia services with over 1 million customers. It aims to bring its customers closer to the people, the information and the entertainment that is important to them and, through this, to generate greater shareholder value. SmarTone is committed to delivering the best value proposition in the market through continual improvements in the three pillars of its business – products and services, network performance and customer service. Publicly listed in Hong Kong since 1996, SmarTone is a GSM operator and one of the four 3G licensees in Hong Kong.

For more information, please visit www.smartone.com.hk.

16 December 2004

VODAFONE EXTENDS FERRARI SPONSORSHIP FOR A FURTHER TWO YEARS

2005 - 2006

Vodafone today announces that it has extended its sponsorship of the Ferrari Team for the next two calendar years, 2005 and 2006.

The extension of the sponsorship agreement is part of Vodafone’s ongoing strategy to align its brand with high profile sporting properties.  These sponsorships reach our customers globally across all consumer and business segments and mirror the Vodafone brand spirit and personality.

Commenting on the new agreement Peter Bamford, Vodafone’s Chief Marketing Officer said, “We are very happy to continue our partnership with Ferrari, which has greatly enhanced our global brand profile and will enable us to continue to build Vodafone as one of the world’s leading brands.  We are looking forward to continuing our successful relationship, generating greater affinity for the Vodafone brand, and our products and services with our customers.”

The agreement will continue to involve significant branding on both the cars and drivers’ and pit crews’ overalls and helmets.

Ferrari Team Principal Jean Todt added, “We are happy to extend our agreement with Vodafone for a further two years.  Over the three year period which ends this year, our partnership with Vodafone has played a key role in our success and we are firm believers in this association between two brands that represent excellence in their respective areas of activity.”

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 14 countries, serving over 147 million proportionate customers.

© Vodafone Group 2004. Vodafone is a trademark of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

For further information:

Maria Bellanca

Head of Group Sports Sponsorship PR

Mobile: 07919 228228

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	30 November 2004

Number of ordinary shares purchased:	41,000,000

Highest purchase price paid per share:	143.75p

Lowest purchase price paid per share:	141.75p

Volume weighted average price per share:	143.0747p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,414,000,000 of its ordinary shares in treasury and has 65,925,571,395 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	1 December 2004

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	144.25p

Lowest purchase price paid per share:	142p

Volume weighted average price per share:	143.9197p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,435,000,000 of its ordinary shares in treasury and has 65,904,571,395 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	2 December 2004

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	146p

Lowest purchase price paid per share:	145.25p

Volume weighted average price per share:	145.525p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,450,000,000 of its ordinary shares in treasury and has 65,890,210,226 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 December 2004

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	146.25p

Lowest purchase price paid per share:	144.25p

Volume weighted average price per share:	145.1902p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,473,000,000 of its ordinary shares in treasury and has 65,867,210,226 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	7 December 2004

Number of ordinary shares purchased:	27,000,000

Highest purchase price paid per share:	146p

Lowest purchase price paid per share:	144.25p

Volume weighted average price per share:	145.1181p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,500,000,000 of its ordinary shares in treasury and has 65,842,779,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	8 December 2004

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	145.25p

Lowest purchase price paid per share:	144.25p

Volume weighted average price per share:	144.8514p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,518,000,000 of its ordinary shares in treasury and has 65,824,779,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	9 December 2004

Number of ordinary shares purchased:	32,000,000

Highest purchase price paid per share:	144p

Lowest purchase price paid per share:	141.25p

Volume weighted average price per share:	142.7734p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,550,000,000 of its ordinary shares in treasury and has 65,793,079,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	10 December 2004

Number of ordinary shares purchased:	39,000,000

Highest purchase price paid per share:	143p

Lowest purchase price paid per share:	140p

Volume weighted average price per share:	140.6553p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,589,000,000 of its ordinary shares in treasury and has 65,754,926,720 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	13 December 2004

Number of ordinary shares purchased:	16,500,000

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	142.25p

Volume weighted average price per share:	142.7413p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,605,500,000 of its ordinary shares in treasury and has 65,738,650,999 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 December that on 13 December 2004 Mr P R Bamford (an executive director of the Company) sold 210,000 ordinary shares of US$0.10 each in the capital of the Company at a price of 143p per share.

As a result of this transaction Mr Bamford has an interest, excluding unexercised share options and incentive shares, of 239,947 shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 December 2004 by Mourant ECS Trustees Limited that on 10 December 2004 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 141p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	178
Sir Julian Horn-Smith	176
Mr K J Hydon	176

Stephen Scott
Group General Counsel and Company Secretary

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 13 December 2004 Arun Sarin (the Chief Executive of the Company), exercised an option, granted to him in April 1998 under the terms of the AirTouch Communications Inc. 1993 Long-Term Stock Incentive Plan, over 289,000 ADSs in the capital of the Company at an exercise price of $16.125 per ADS.  Subsequently, the shares were sold at an average price of $27.6765 per ADS.

Prior to this transaction, Mr Sarin had a total option over 500,000 ADSs, scheduled to lapse, if not exercised, in April 2005.  It is envisaged that the 211,000 ADSs remaining under option will be exercised and sold in the near future.

As a result of this transaction Mr Sarin has an interest, excluding unexercised share options and incentive shares, of 4,844,000 shares in the Company.

Stephen Scott

Group General Counsel and Company Secretary

Note

American Depositary Shares (“ADSs”), each representing ten ordinary shares of Vodafone Group Plc, are traded on the New York Stock Exchange under the symbol “VOD”.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	15 December 2004

Number of ordinary shares purchased:	72,000,000

Highest purchase price paid per share:	142.00p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	141.0944p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,677,500,000 of its ordinary shares in treasury and has 65,667,103,453 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	16 December 2004

Number of ordinary shares purchased:	27,500,000

Highest purchase price paid per share:	141.25p

Lowest purchase price paid per share:	139.25p

Volume weighted average price per share:	140.2023p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,705,000,000 of its ordinary shares in treasury and has 65,639,688,453 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 I have to inform you that (further to the announcement on 15 December 2004), on 16 December 2004 Arun Sarin (the Chief Executive of the Company), exercised an option, granted to him in April 1998 under the terms of the AirTouch Communications Inc. 1993 Long-Term Stock Incentive Plan, over 211,000 ADSs in the capital of the Company at an exercise price of $16.125 per ADS.  Subsequently, the shares were sold at an average price of $27.002 per ADS.  The option was scheduled to lapse, if not exercised, in April 2005.

As a result of this transaction Mr Sarin has an interest, excluding unexercised share options and incentive shares, of 4,844,000 shares in the Company.

Stephen Scott

Group General Counsel and Company Secretary

Note:                  American Depositary Shares (“ADSs”), each representing ten ordinary shares of Vodafone Group Plc, are traded on the New York Stock Exchange under the symbol “VOD”.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	17 December 2004

Number of ordinary shares purchased:	34,500,000

Highest purchase price paid per share:	140p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.3605p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,739,500,000 of its ordinary shares in treasury and has 65,605,765,636 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	20 December 2004

Number of ordinary shares purchased:	23,250,000

Highest purchase price paid per share:	138.50p

Lowest purchase price paid per share:	137.25p

Volume weighted average price per share:	137.8468p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,762,750,000 of its ordinary shares in treasury and has 65,582,515,636 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	21 December 2004

Number of ordinary shares purchased:	6,500,000

Highest purchase price paid per share:	137.5p

Lowest purchase price paid per share:	137.25p

Volume weighted average price per share:	137.4423p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,769,250,000 of its ordinary shares in treasury and has 65,578,553,136 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	23 December 2004

Number of ordinary shares purchased:	22,700,000

Highest purchase price paid per share:	140.5p

Lowest purchase price paid per share:	139.75p

Volume weighted average price per share:	140.0054p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,791,950,000 of its ordinary shares in treasury and has 65,559,192,194 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 23 December 2004 that on 22 December 2004, The Capital Group Companies, Inc., including its affiliates Capital Research and Management Company, Capital International SA, Capital International Inc., Capital International Limited and Capital Guardian Trust Company, had holdings forming part of funds managed on behalf of investment clients in 4,613,666,288 ordinary shares of US$0.10 each in the capital of the Company.  These holdings represent 7.037 per cent of the issued ordinary share capital of the Company.  Set out below is a list of registered holders as notified by The Capital Group Companies, Inc. and their respective holdings in the Company.

Holdings by Management Companies and Fund	Number of Shares	Per cent of Outstanding

Capital Guardian Trust Company	1,457,226,986	2.222
Capital International Limited	792,000,706	1.208
Capital International SA	163,734,863	0.25
Capital International Inc.	234,459,018	0.358
Capital Research and Management Company	1,966,244,715	2.999

Philip Howie

Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 23, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary